

April 5, 2011

Mail Stop 4720

By U.S. Mail and facsimile to 206-757-7009

Patricia Moss
President and Chief Financial Officer
Cascade Bancorp
1100 NW Wall Street
Bend Oregon 97701

>   **Re: Cascade Bancorp**
>   **Registration Statement on Form S-1**
>   **Filed March 23, 2011**
>   **File No. 333-173021**

Dear Ms. Moss:

We have monitored your filing for the issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General

1. In a new section, disclose the background of the private placement transactions, including the reasons for the stock offerings and a description of how the shares to be sold were acquired by the selling shareholders. Include your recent prior attempts at raising capital through the sale of equity securities, including the withdrawn public offering. Disclose how and when the new investors were added and the increase in the offering amount. Explain any influence of the withdrawn registration statement on the new investors.

2. Provide a legal analysis of your eligibility to have the selling shareholders sell at the market on Form S-1. In this regard, analyze why this offering is not an indirect primary as opposed to a secondary offering. Address the affiliate status of the selling shareholders.

Cover Page

3. State the 44,540,054 share amount as a percentage of total outstanding shares.

4. Disclose the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates. Also disclose this information in the Selling Stockholders section.

Incorporation of Certain Information By Reference, page 2

5. Include the company's 1934 Act File number and the dates of the filings listed.

Selling Shareholders – page 4

6. For each selling shareholder that is not a natural person, please advise whether or not the shareholder is a broker-dealer or an affiliate of a broker-dealer.

7. If any seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

8. If any seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that each such seller in not an affiliate of a broker-dealer as "affiliate' is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

    - the sellers purchased in the ordinary course of business, and

- at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

9. The second to last sentence of the fourth paragraph states that the sellers have not had a material relationship with the issuer in the past three years, "except as described in the next paragraph." Advise us where this disclosure appears in the next paragraph. Consider making the disclosure more prominent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: Laura Baumann
       David R. Wilson
       Davis Wright Tremain LLP
       1201 Third Avenue Suite 2200

Seattle, Washington 98101